











INVEST IN **FAN OWNED CLUB**

Giving All Soccer Fans The Opportunity To Own Part Of A European Club

FCPS

onward.fcps.at Nashville TN

Entertainment | Main Street | Infrastructure | Travel and Tourism | Crowdfunding

LEAD INVESTOR

Timothy Fogarty

I'm excited to be a part of building FCPS into a soccer powerhouse. Being a fan of a club is great, but being actually invested in the strategic development of our Mountainous Blues as a business, a player in the global transfer market, and on the pitch has built a depth of interest and loyalty I would never have predicted I'd feel toward a club in Austria. Fan Owned Club's plans to improve the team's finances and standing in the greater football community excite me, and I look forward to cheering for years to come.

Invested $1,000 this round & $5,000 previously

Highlights

1. Join the others who have already invested in actual ownership of a professional soccer club
2. Unprecedented access to, participation in and influence of key club operational and strategic decisions
3. Wouldn't it be cool to say "yeah, I own part of a European Soccer Club"? Totally. You can be that cool
4. Wouldn't it be cooler to participate in a first-of-its-kind ownership opportunity & take part in our promotion goals? Then, be that cool
5. Own a club managed by German legend Christian Ziege, who's roster includes players from 11 countries
6. Opportunities to visit beautiful Austria while planning trips to watch YOUR club play

Connect with other fellow owners of YOUR club and build community through the beautiful

6. Opportunities to visit beautiful Austria while planning trips to watch YOUR club play

7. Connect with other fellow owners of YOUR club and build community through the beautiful game

Our Team

Trey Fitz-Gerald Founder

Trey has spent 28 years in the front office with five professional clubs, Major League Soccer headquarters and currently serves as Director of Communications for MLS' Real Salt Lake.

> Fans are the lifeblood of any entertainment business. The Fan Owned Club endeavor provides unprecedented access to and transparency for Club decision-making and operational experiences for fans/shareholders/owners - with FOC, these descriptors are interchangeable.

Steve Paris Founder

Steve has 25 years of experience in both big corporate and startup settings. Before joining Fan Owned Club, he was an SVP with a global loyalty solutions company.

Christian Ziege FC Pinzgau Trainer & Sporting Director

A former player with Bayern Munich, AC Milan, Liverpool and Tottenham, Ziege was a Euro 96 winner, a World Cup runner-up in 2002 and has 72 caps playing with Die Mannschaft.



David Herman Chief Marketing Officer

David is a hands-on marketer and lifelong evangelist of the sport. The "Hat & Soccer Guy" works alongside global brands to help them leverage "The Beautiful Game" within their marketing strategies over the course of his 27-year advertising career.



Joe Rugo Business Development

Joe is an accomplished sports and entertainment executive including front office experience with the Phoenix Suns, Atlanta Hawks and minor league baseball. He is currently EVP of FEVO, a digital startup changing the way eCommerce works.



David Crouch Advisor & Board Member

Dave is the founder and president of Ten24 Digital Solutions, an eCommerce company recently named to Inc. Magazine's Fast 5000. He has extensive sales, media and business development experience.



Peter Hans

Plant The Flag. Grow The Game. Shoot For The Crown.

Great fan experiences are commonplace in the world of sports, but unless you happen to work in a front office or you're incredibly wealthy, the opportunity to get truly behind the scenes of a professional sports club are few and far between. You only have to look at the recent purchases of several of Europe's biggest clubs to know that soccer - or football, or fußball, whichever you prefer - is moving ever further away from its supporters.

Fan Owned Club is aiming to change that, giving each and every Fan Owner the chance to see and participate in the inner workings of a soccer club, by bringing the community membership model which, in some forms, is more common in Europe, and taking it over to the United States with a twist. We also offer Fan Owners the opportunity to put their passion, their skills and their interests into the club to help shape it as it grows.

Along with our current Fan Owners, we are already well underway on our journey to develop Austria's FC Pinzgau Saalfelden (FCPS) into a truly global club, giving international players, coaches and executives an entry point into European football, and in the process, making Pinzgau a recognizable name across North America, Europe and beyond. When people think of FC Pinzgau, we want them to think "FCPS, the Fan Owned Club!" Of course, you can be one of those owners.



FC PINZGAU SAALFELDEN

FC Pinzgau Saalfelden were formed in 2007 after the merging of the town's two top football clubs 1. Saalfeldner SK (founded in 1947) and ESV Saalfelden (founded in 1952) into one unified force. Rising up from the lower divisions, the Mountainous Pine Blues currently compete as one of 62 teams in Austria's third tier, known as the Regionalliga. The club play at the stunning Saalfelden Arena with the dramatic backdrop of the Alps making it one of the most beautiful venues for soccer in Europe.

One of the 10 members of the competitive *Salzburg Regional League* (*"Regionalliga Salzburg"*), the league rewards the top two finishers with a place in an exciting six team play-off for promotion to the nationwide *2. Liga*; a 16 team league, one tier below the Admiral Bundesliga.

With a mantra of introducing exciting young loanees, alongside a core of experienced local Austrian talent, Fan Owned Club's involvement in FCPS has pushed the club into becoming a promotion favorite. After two seasons curtailed by the pandemic, in 2021 FC Pinzgau Saalfelden is in a heated battle for one of those coveted top two spots in the league - with plenty of excitement ahead!



THE MANAGER

Legendary German footballer Christian Ziege signed a multi-year deal to manage the team, after joining as the interim coach in Spring 2019. A former player with Bayern Munich, AC Milan, Liverpool and Tottenham, Ziege was a UEFA Euro '96 winner, a FIFA World Cup runner-up in 2002 and has 72 caps for the German national team. Christian's involvement has helped make Pinzgau a destination for young players to develop their game, including Pablo Ruiz, who recently signed a multi-year MLS contract after spending the fall season with FCPS in 2019. This season FC Pinzgau has a duo on loan from Seattle Sounders, players with Junior USMNT experience under their belts.

> *"Our single biggest recruiting tool, by far, is the sterling reputation of Christian Ziege. He is that DNA, that connective tissue." - Trey Fitz-Gerald*

WHY AUSTRIA?

Austria is consistently performing above the expectations of the average soccer fan, with the Bundesliga here constantly ranked in and around the top 10 of UEFA's 55 federations. From the 12-team Bundesliga, six teams will get some kind of chance to qualify for European competition the following season, whether in the UEFA Champions League, Europa League or the brand new Europa Conference League.

Whilst aiming for Europe might be a lofty and long-term goal, the success of small but well-run clubs like Wolfsberger AC and LASK (who have faced off against the likes of Tottenham, Manchester United and AS Roma in recent seasons) is a testament to the quality and strength of the sport in Austria's top league, and a great example of what can be achieved on a very modest budget compared to many other top flight European leagues. Whilst the success of Red Bull Salzburg in Europe is acting as a fantastic draw for Austrian football, and attracting considerable international interest, they are of course in a rather different budget ballpark than their Austrian league rivals, making the successes of the other teams even more inspirational.





In June of 2019, Fan Owned Club began jointly managing FCPS before finalizing the purchase of the LLC (GmbH) that operates FC Pinzgau Saalfelden and makes all Club-related decisions in December 2019. Similar to club ownership in Germany, the Austrian Federation requires a non-profit entity (Verein) to hold the actual license to compete. The Verein is controlled by six members, all of whom hold significant ownership within Fan Owned Club.

BENEFITS OF FAN OWNERSHIP

1. Exclusive and Early Access to Club Related Content and Live Match Streaming

2. Limited Edition Apparel and Other Perks Based on Investment Level

3. Cultivate Policy and Involvement in Club Decisions

4. Monthly Interaction with Club Leaders including Manager, Sporting Director and Players

5. Rights to Attend Annual FCPS Club Meeting in Austria & VIP Access to Events

